September 21, 2018

Robert M. Kurucza
Andrew L. Zutz
Goodwin Procter LLP
901 New York Avenue, N.W.
Washington, D.C. 20001

       Re:     North Square Investments Trust
               Registration Statement on Form N-1A
               File Nos. 333-226989, 811-23373

Dear Messrs. Kurucza and Zutz:

       On August 23, 2018, you filed a registration statement on Form N-1A on behalf of North
Square Investments Trust (the "Trust") in connection with North Square Oak Ridge Small Cap
Growth Fund, North Square International Small Cap Fund, North Square Dynamic Small Cap
Fund, North Square Oak Ridge Disciplined Growth Fund, North Square Multi Strategy Fund, and North Square Oak Ridge Dividend Growth Fund (collectively, the "Combined Funds"), and
North Square Global Resources & Infrastructure Fund (the "Standalone Fund").

       We have reviewed the registration statement and have provided our comments below.
Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                     LEGAL COMMENTS

Combined Funds Prospectus

Page 1   North Square Oak Ridge Small Cap Growth Fund

1. In footnote 3 to the fee table, you state, "Fees and expenses are based on estimated amounts for the current fiscal year." Item 3, Instruction 6(a) of Form N-1A requires a New Fund to disclose such a footnote. Under Item 3, a New Fund is defined as a fund that does not include in Form N-1A financial statements reporting operating results or that includes financial statements for the Fund's initial fiscal year reporting operating results for a period of 6 months or less. The fund does not appear to fall under the definition of a New Fund. Please explain your basis for estimating amounts in footnote 3.




                                                 1
 Page 2   North Square Oak Ridge Small Cap Growth Fund

2. Under "Principal Investment Strategies," you describe the multi-manager approach as though the Adviser and Trust are currently employing that structure. Yet, on page 16 under
"Manager-of-Managers Arrangement," you state that the Adviser and Trust "have applied for exemptive relief from the SEC" and explain the contingencies associated with a pending exemptive application. Please advise us of the status of the Adviser's and Trust's exemptive application. If the application is pending, (a) revise the disclosure throughout the registration statement to clarify that such relief has not yet been granted and may not be granted; and (b) explain supplementally how the Adviser will hire new sub-advisers, if any, after the Funds' registration statements is effective but before exemptive relief is granted. Please also revise such disclosure in the Standalone Fund Prospectus.

Page 3   North Square Oak Ridge Small Cap Growth Fund

3. Under "Principal Risks of Investing," if the fund is advised by or sold through an insured depositary institution, please state, "An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency." See Item 4(b)((1)(iii) of Form N-1A.

Page 8   North Square International Small Cap Fund

4. The page numbers at the bottom of the page appear to start at 1 for each new fund
section. For example, under "Summary Section   North Square International Small
Cap Fund,"
the page number is 1, although it should be page 8. Please revise.

Page 6   North Square Dynamic Small Cap Fund

5. General Instruction C.3(b) of Form N-1A states, "Items 2 through 8 may not include disclosure other than that required or permitted by those Items." The Average Annual Total
Returns table includes a column for three-year returns, but Item 4 of Form N-1A does not require or permit such a column. Please remove the column.

Page 5   North Square Oak Ridge Disciplined Growth Fund

6. The Average Annual Total Returns table contains the performance of the Russell 3000
Index. But the introductory paragraph under "Performance" states that the fund's returns are compared to the average annual total returns of the Russell 1000 Growth Index and the S&P 500
Index. Please explain.

Page 3   North Square Multi Strategy Fund

7. You state that the fund invests in high-yield debt securities, mortgage-related and other asset-backed securities, and bank loans, among other investments. Please tell us supplementally how much of the fund's assets will be invested in each of these kinds of investment.



                                                 2
 8. Regarding "Bank Loan Risk," your principal risk disclosure does not describe the risks associated with the fact that bank loans can take significantly longer than 7 days to settle, specifically, that this can translate into a risk for investors that they are not paid in a timely manner or that the fund may be forced to incur losses in order to pay redemption proceeds on time. Your principal risk disclosure also does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. Please explain to us whether you have considered adding these risks as principal risks of investing in the fund. If you have determined that they are not principal risks, please explain to us the basis for that determination. Otherwise, please revise your principal risks disclosure to include these risks as principal risks of investing in the fund.

Page 7   North Square Multi Strategy Fund

9. You state, "The performance information presented below for periods prior to October
17, 2014 is based on the performance of another mutual fund (the `Prior Predecessor Fund'), which was acquired as the result of a reorganization between the Predecessor Fund and Prior
Predecessor Fund." Please state the name of the Prior Predecessor Fund.

Page 8   North Square Multi Strategy Fund

10. The Average Annual Total Returns table contains the performance of the Russell 3000
Growth Index and the Russell 1000 Growth Index. But the introductory paragraph under
"Performance" states that the fund's returns are compared to the average annual total returns of the Russell 1000 Growth Index and the S&P 500 Index. Please explain.

Page 1   More About the Funds' Investment Objectives, Principal Investment
Strategies
and Risks

11. Please state in the prospectus that each fund, as applicable, will provide shareholders with at least 60 days' notice before changing a fund's 80% policy. See Rule 35d-1. Please note that this notice requirement is different from the 60 days' notice policy regarding each fund's investment objective. Please also add such disclosure to the Standalone Fund Prospectus.

Standalone Fund Prospectus

Page 2   Principal Investment Strategies

12. The fund's name is "North Square Global Resources & Infrastructure Fund." Consistent with Rule 35d-1, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of natural resources and infrastructure companies. For purposes of this policy, the fund "may also invest in securities of companies that are suppliers to firms producing natural resources." "Suppliers to firms producing natural resources" appears to be too broad. It is not clear what the suppliers supply. For example, if a telecommunications company supplies a natural resources firm with telecommunications services, in what respect is the telecommunications company a natural resources company? Please revise.



                                                 3
 Page 7   Calendar-Year Total Return (before taxes) for Class I Shares

13. Please insert the return amount near each year's bar, in the same format used in the
Combined Funds Prospectus, and add the return information for 2017.

Combined Funds Statement of Additional Information

Cover Page

14. You state, "This Statement of Additional Information (`SAI') is not a prospectus, and it should be read in conjunction with the Prospectus dated [__], 2018, as may be amended from time to time of the North Square Oak Ridge Small Cap Growth Fund, North Square International
Small Cap Fund, North Square Dynamic Small Cap Fund, Oak Ridge Disciplined Growth Fund,
North Square Multi Strategy Fund, and Oak Ridge Dividend Growth Fund (each, a `Fund,' and collectively, the `Funds'). Please add "North Square" before Oak Ridge Disciplined Growth
Fund and Oak Ridge Dividend Growth Fund.

Page B-33   Investment Restrictions

15. In the fourth investment restriction, you state that each fund will not "[i]nvest 25% or more of its total assets, calculated at the time of purchase and taken at market value, in any one industry (other than securities issued by the U.S. Government, its agencies or instrumentalities)."
Please add, "or group of industries" after "in any one industry." See Item 16(c)(1)(iv) of Form
N-1A. Please also add such disclosure to the same investment restriction in the Standalone Fund
SAI.

Page B-39   The Sub-Advisers

16. You state that Algert Global LLC, a sub-adviser, is "100% employee-owned." Please state the name of any person who controls the sub-adviser. See Item 19(a)(1) of Form N-1A.

Page B-52   Portfolio Turnover

17. Please explain any significant variation in a fund's portfolio turnover rates over the two most recently completed fiscal years. See Item 16(e) of Form N-1A. For example, the turnover rates appear to be significant for the Oak Ridge International Small Cap Fund (234%:124%) and
the Oak Ridge Multi Strategy Fund (117%:17%). Also, please ensure that "North Square" appears at the beginning of each fund's name in the portfolio turnover chart.

                                ACCOUNTING COMMENTS

18. Please confirm the total annual fund operating expenses after waiving fees and/or
reimbursing expenses in the fee table for Small Cap Growth Fund   Class A. The
total disclosed
is 1.40%, but it appears the total should be 1.42% (since the expense limitation is 1.39% and excludes .03% in AFFE).



                                                 4
 19. Please include the effect of the fee waiver in the expense examples for Small Cap Growth
Fund   Class C.

20. For the Multi Strategy Fund (all classes), please explain why the ratios of expenses and net investment income to average net assets (before fees waived and expenses absorbed) disclosed in the Financial Highlights for the year ended May 31, 2018 found in the registration statement that was filed on 8/24/2018 differ from the ratios of expenses and net investment income to average net assets (before fees waived/recovered) disclosed in the Financial Highlights for the year ended May 31,2018 found in the most recent annual report.

       o   Ratio of expenses to average net assets for Class A: Registration
Statement   1.56%
           vs. Annual Report   0.93%, Class C: Registration Statement   2.28%
vs. Annual
           Report   1.66%, Class I: Registration Statement   1.31% vs. Annual
Report   0.72%
       o   Ratio of net investment income to average net assets for Class A:
Registration
           Statement   (1.06%) vs. Annual Report   (0.43%), Class C:
Registration Statement
           (1.78%) vs. Annual Report   (1.16%), Class I: Registration Statement
  (0.81%) vs.
           Annual Report   (0.22%)

21. Please also explain why the total annual fund operating expenses (excluding AFFE) disclosed in the fee table is significantly lower than the ratio of expenses to average net assets
(before fees waived and expenses absorbed) for each class of the Multi Strategy Fund disclosed in the Financial Highlights found in the registration statement that was filed on 8/24/2018.

       o   Class A: Fee Table   0.83% vs. Financial Highlights   1.56%, Class
C: Fee Table
           1.73% vs. Financial Highlights   2.28%, Class I: Fee Table   0.80%
vs. Financial
           Highlights   1.31%

22. The recoupment amounts appear to be excluded from the one year expense example, but included in the three year, five year and ten year expense examples for Multi-Strategy Fund
Class I, however the recoupment amounts appear to be included in the one year expense example, but excluded from the three year, five year and ten year expense examples for Multi-
Strategy Fund   Class A and Class C. Please explain.

23. Please confirm the total amount of other expenses in the fee table for Dividend Growth
Fund   Class I. The amount disclosed is 2.93%, but it appears it should be
2.98%.

24. Please confirm the total annual fund operating expenses after waiving fees and/or
reimbursing expenses in the fee table for Dividend Growth Fund   Class A and
Class I. It
appears the totals are incorrect. Class A: 2.98% disclosed, but the total should be 1.26% and
Class I: 2.93% disclosed, but the total should be 1.01%.

25. Please represent to us in correspondence that you will not begin selling shares under the new funds' prospectus until the old funds' net assets of at least $100,000 are merged into the shell entity.

                                      *   *    *       *   *   *

                                                   5
         Please respond to this letter in the form of a pre-effective amendment for the Trust.
Please respond to all comment letters in a letter filed in the form of EDGAR correspondence.
Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. We may have further comments after reviewing your responses.

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166.


                                                       Sincerely,
                                                       /s/ Lisa N. Larkin
                                                       Senior Counsel




                                                  6